Schering AG: Strong performance in 2001 paves way for the future

Berlin, Germany, February 5, 2002; Preliminary results of Schering AG's (FSE: SCH, NYSE: SHR) 2001 financial performance indicate sales increased to EUR 4,842 million (US$ 4,310 million). After adjusting for currency effects, Group sales were up 10 per cent over the previous year. Net income rose 24 per cent to EUR 418 million (US$ 372 million US$). Basic earnings per share increased 24 per cent to EUR 2.11.

"The results reflect a well-executed strategy for accelerated growth, though 2001 was a very challenging year", said Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "Our successful launches of Yasmin(R), the oral contraceptive, and the important new leukemia treatment, Campath(R)/MabCampath(TM) are key components for our enhanced growth. These drugs and a number of additional ones currently awaiting approval, will lay the foundation for our future development of the business".

"In the U.S. we expect sales to rise between 15 to 20 per cent", said
Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of
Schering AG. "Enhanced U.S. marketing activities in 2002 will support the increase of the market share of our unique product Yasmin(R), and plans include direct-to-consumer activities. Registration submissions of Angeliq(R), the hormone replacement therapy, in the United States and Europe represent a major step to expand the drosperinone-based product family".

END



Key figures in EUR million (preliminary)
	            Q4/2001     Q4/2000   full y2001   full y2000   change y-o-y
Net Sales	      1,264       1,144        4,842        4,493         +10%**
Net income	         87          66          418          336         +24%
Basic EPS (in EUR)     0.44        0.34         2.11         1.70         +24%

Key figures in US$ million (preliminary)*
                    Q4/2001     Q4/2000   full y2001   full y2000
Net Sales             1,125       1,018        4,310        3,999
Net income               77          59          372          299
Basic EPS (in US$)     0.39        0.30         1.88         1.51


*  Conversion rate EUR - US$ was the FX rate on December 31, 2001
   (1EUR = 0.8901 US$)

** Currency adjusted figure


Schering will publish its 2001 annual report on March 1, 2002, when it will hold its annual press conference in Berlin.



Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:
Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de



__________________________________________________________________________

-------------------------------------------------
PRELIMINARY REPORT 2001
-------------------------------------------------

2001 at a glance

* Increase in sales: +10% after adjustment for currency effects
* Net income up 24% to EUR418m
* Betaferon(R): dynamic developments for our MS product
* Yasmin(R): successful launch continues
* United States: excellent start for new products
* Sale of Aventis CropScience will increase our financial potential





____________________________________________________________________________
Top-selling products in 2001

                      Jan. - Dec.       Change from 1-12/2000
                            2001
                                                   currency-
                        (in EURm)          total    adjusted
                   --------------       ---------   ---------
 1. Betaferon(R)*            681           + 15%       + 15%
 2. Iopamiron(R)             356           -  4%       +  4%
 3. Magnevist(R)             320           + 12%       + 14%
 4. Ultravist(R)             239           +  1%       +  4%
 5. Diane(R)                 214           +  7%       + 12%
 6. Microgynon(R)            139           +  7%       + 10%
 7. Fludara(R)               131           + 18%       + 18%
 8. Meliane(R)               123           + 21%       + 24%
 9. Climara(R)               109           +  3%       +  2%
10. Femovan(R)               106           -  3%       +  3%
11. Androcur(R)              101           -  3%       +  1%
12. Mirena(R)                100           + 42%       + 44%
13. Betapace(R)               95           - 43%       - 45%
14. Triquilar(R)              92           +  1%       +  3%
15. Miranova(R)               49           + 23%       + 23%

* Trade name in the United States and Canada: Betaseron(R)



_____________________________________________________________________________


A Successful Year due to our Growth Strategy

The Schering AG Group has delivered another year of successful financial results with sales increasing to EUR4,842m. After adjusting for currency effects, Group sales were up 10% year on year. This increase was based on solid volume/price growth of 9%. Acquisitions contributed 1% to growth, while currency effects reduced the figure by 2%.

Particularly worthy of note was the 12% increase in sales in the United States Region, where business was especially strong in the 4th quarter.
After adjusting for the decline in sales of Betapace(R), the increase in this Region was 23%. Our newly established products, Yasmin(R) and Campath(R), had a very positive impact on business.

The Europe Region developed well with a 10% increase in sales volume. Growth in Eastern European countries was especially strong.

We succeeded in raising sales in Germany by over 5% compared to the previous year with new product launches such as the oral contraceptive Yasmin(R).

Sales in the Japan Region fell slightly by 1% to EUR663m due to the marked weakness of the yen, which more than offset a 4% volume/price growth.

Despite negative currency effects, sales in both the Latin America/Canada and Asia/Middle East Regions rose 8% due to solid volume growth.

Sales of our best-selling product Betaferon(R), the treatment for different forms of multiple sclerosis, rose 15%.



________________________________________________________________________________________________________________________
Net Sales by Region
Schering AG Group

                               (in EURm)                          Change from 1-12/2000                % of net sales
                        1-12/2001  1-12/2000     Total     Volume/Price   Currency   Acquisitions  1-12/2001  1-12/2000
-----------------------------------------------------------------------------------------------------------------------
Europe Region*            2,183     2,008        +  9%        + 10%       -  3%        +  2%             45%       45%
-----------------------------------------------------------------------------------------------------------------------
United States Region      1,113       992        + 12%        +  9%       +  3%           0%             23%       22%
-----------------------------------------------------------------------------------------------------------------------
Japan Region                663       670        -  1%        +  4%       -  9%        +  4%             14%       15%
-----------------------------------------------------------------------------------------------------------------------
Latin America/              511       474        +  8%        + 13%       -  5%           0%             11%       11%
Canada Region
-----------------------------------------------------------------------------------------------------------------------
Asia/Middle East Region     213       198        +  8%        + 13%       -  5%           0%              4%        4%
-----------------------------------------------------------------------------------------------------------------------
Other                       159       151        +  5%        +  4%       +  1%           0%              3%        3%
Activities
-----------------------------------------------------------------------------------------------------------------------
Total                     4,842     4,493        +  8%        +  9%       -  2%        +  1%            100%       100%


* incl. Africa, Australia, and New Zealand
_______________________________________________________________________________________________________________________



Fertility Control & Hormone Therapy: Successful Market Launch of Yasmin(R)

In 2001, the Fertility Control & Hormone Therapy business area recorded the largest expansion of sales with an increase of 12% to EUR1,510m.

Our oral contraceptive Yasmin(R), which is now available in the United States and some European countries, made a decisive contribution to this growth. In addition to reliable contraception, Yasmin(R) offers special additional benefits that improve a woman's feeling of well-being. After the extraordinarily successful launch of Yasmin(R) in Germany and the US, we expect similar results from the forthcoming launches in further countries in 2002.

Our very low-dosed oral contraceptive Meliane(R) (+21%) and our unique intrauterine hormone-delivery system Mirena(R) (+42%) also developed outstandingly well. Sales of Mirena were furthered enhanced by its introduction into the US market in 2001.

Climodien(R) was successfully launched in Germany in the 4th quarter. This product offers women in the second half of menopause a reliable treatment for climacteric complaints and has additional positive effects - e.g. on the skin and hair, as well as on sleep behavior. From a strategic point of view, the approval of Climodien(R) represents another important step toward further expanding our comprehensive range of products in the field of hormone therapy.

In January 2002, the French health authority approved our new hormone replacement therapy, Avaden(R). This product relieves climacteric complaints and offers protection against osteoporosis. Avaden(R) will also contribute toward strengthening our hormone therapy business.




Specialized Therapeutics: Encouraging Increase in Betaferon(R) Sales, Expansion in Oncology

Sales in the Specialized Therapeutics business area rose by 6% to EUR1,491m. After adjusting for Betapace(R), which now has generic competition in the US, the business area's sales were up 13%. The main contributions to our continued growth in the United States Region came from the excellent 16% increase in Betaferon(R) sales to EUR285m and the expansion of our oncology business.

The latest long-term clinical studies with Betaferon(R) have confirmed the superior treatment results of our high-dose interferon in the treatment of multiple sclerosis and will contribute to a strengthening of our market position. Furthermore, in January 2002 we received US regulatory approval for a modified formulation of Betaferon(R) which makes it possible to keep the product for up to two years at room temperature.

Campath(R) (trade name in Europe: MabCampath(R)), the first antibody-based drug for the treatment of chronic lymphocytic leukemia (CLL), was launched in 2001 with remarkable success. The product already generated sales of EUR30m in the year of its launch. Campath(R)/MabCampath(TM) is the only remaining therapy option for CLL patients who no longer respond to any other medication. The success of Campath(R) impressively underscores the leading role we are assuming in hematology - a role we will expand, once our application for approval of Zevalin(TM) in Europe has been granted.

The therapeutic significance of Fludara(R) in the treatment of CLL has been enhanced by Campath(R)/MabCampath(TM). We saw excellent sales growth of 18% for Fludara(R), resulting in total sales of EUR131m.

In October, Schering AG acquired the global rights to Refludan(R) from Aventis. Refludan(R) is approved in both the EU and the US for the treatment of thrombosis associated with heparin-induced thrombocytopenia (HIT). Today it is the leading product in the treatment of this rare but life-threatening reaction to heparin therapy. The acquisition of Refludan(R) strengthens our cardiovascular portfolio and will support our Specialized Therapeutics business in the US in particular.

Sales of Bonefos(R) developed extremely well, rising 33% to EUR39m. Bonefos(R) is used in the treatment of bone metastases and tumor-induced hypercalcaemia. In the future, we expect Bonefos(R) to have a positive impact on our oncology business.




Diagnostics & Radiopharmaceuticals: Undiminished Growth with Magnevist(R)

In 2001, sales in the Diagnostics & Radiopharmaceuticals business area rose by 7% to EUR1,452m. Of this figure, X-ray contrast media accounted for EUR722m, magnetic resonance imaging (MRI) products EUR327m, application technologies for contrast media EUR242m, and radiopharmaceuticals EUR151m. The solid volume growth in this business area was partially offset by the weakness of the yen.

In the market for X-ray contrast media, increases in our volume sales of 7% were somewhat offset by continuing, but lessening, pricing pressures.

Acceptance of our MRI contrast agent Magnevist(R) remains very strong, and this resulted in a volume growth of 15%. This impressively highlights our world market leadership in this field. The US market in particular contributed to this positive development. This growth is driven to a large extent by an increasing number of magnetic resonance imaging devices, leading to an increased usage of contrast media.

In the 4th quarter of 2001, we successfully launched our novel MRI contrast agent Resovist(R) in several European countries. Resovist(R) affords a particularly precise diagnosis of liver tumors.



Dermatology: Further Improved Market Position with Advantan(R)

Sales in the Dermatology business area totaled EUR227m, an increase of 3% year on year. Advantan(R), our product for the treatment of eczema, strengthened its position in this market with a 26% increase in sales.

In 2001, Schering AG acquired from Abbott Laboratories the global development and marketing rights for the active ingredient ABT-281, which is to be used to treat atopic dermatitis and potentially other skin diseases. ABT-281 belongs to a new class of active ingredients known as topical immune modulators (TIM). The results of pre-clinical studies indicate that this non-steroid active ingredient has considerable potential for the treatment of inflammatory skin diseases.





_________________________________________________________________________________________________________________________
Net Sales by Business Area
Schering AG Group
                              (in EURm)                              Change from 1-12/2000              % of net sales
-------------------------------------------------------------------------------------------------------------------------
                       1-12/2001   1-12/2000     Total      Volume/Price Currency  Acquisitions  1-12/2001   1-12/2000
-------------------------------------------------------------------------------------------------------------------------
Fertility Control &      1,510     1,353       + 12%        + 15%        -  3%         0%             31%       30%
Hormone Therapy
-------------------------------------------------------------------------------------------------------------------------
Specialized Therapeutics 1,491     1,402       +  6%        +  5%        -  1%       + 2%             31%       31%
-------------------------------------------------------------------------------------------------------------------------
Diagnostics &
Radiopharmaceuticals     1,452     1,360       +  7%        +  7%        -  3%       + 3%             30%       30%
-------------------------------------------------------------------------------------------------------------------------
Dermatology                227       221       +  3%        + 11%        -  8%         0%              5%        5%
-------------------------------------------------------------------------------------------------------------------------
Other Sources              162       157       +  3%        +  4%        -  1%         0%              3%        4%
-------------------------------------------------------------------------------------------------------------------------
Total                    4,842     4,493       +  8%        +  9%        -  2%       + 1%            100%      100%
_________________________________________________________________________________________________________________________




Personnel

The average number of employees in the Schering AG Group rose 6% year on year to 25,056 (excluding acquisitions, 3% to 24,470). At the same time, personnel costs rose 8% to EUR1,531m (excluding acquisitions, 6% to EUR1,502m).



_____________________________________________________________________________
Personnel

January - December               2001       2000     Change

Employees*                     25,056     23,720      +  6%
Personnel costs in EURm**       1,531      1,422      +  8%


*    Average
**   Wages and salaries, social contributions, pensions
____________________________________________________________________________




Capital Expenditure

Priorities in our capital spending in 2001 were the expansion of microbiological active-ingredient production at the Bergkamen site and the concentration of the formulation and packaging of liquid and solid dosage forms at one site in Berlin. Capital expenditures totaled EUR229m, a 24% increase on the previous year.




Collaborations and Strategic Partnerships

In December 2001, we signed an agreement with MorphoSys AG, Martinsried, Germany, to jointly develop antibody therapeutics and in-vivo diagnostics. Over the next three years, both companies plan to develop a minimum of five therapeutic and several in-vivo diagnostics antibody projects. Furthermore, the two partners will jointly research to identify additional potential therapeutic and diagnostic targets emerging from Schering AG's genomics program. For the duration of the collaboration term, Schering AG will gain exclusive access to the MorphoSys technologies for in-vivo diagnostics development projects.

We have strengthened our development capacity by entering into more collaborations with innovative technology providers such as bioLeads, Tripos and NetGenics.



Acquisitions and Divestitures: Sale of our Stake in Aventis CropScience Imminent

On October 2, 2001, we announced that Schering AG would sell its 24% stake in Aventis CropScience S.A., Lyon, simultaneously with Aventis S.A., Strasbourg, to Bayer AG, Leverkusen. We expect proceeds of EUR1.5 billion from the transaction, which will substantially increase our financial potential for further acquisitions, cooperations and internal growth opportunities. The deal is expected to close in spring, 2002, after clearances from regulatory authorities have been obtained.

In December 2001, Schering AG acquired the remaining 25.1% of the shares in the Jenapharm Group, Jena and Weimar, Germany, from GEHE AG.

Also in December 2001, the Schering AG Group increased its ownership interest in the French radiopharmaceuticals company CIS bio international from 60% to 100%.




Net Income up 24%

The 24% increase in net income to EUR418m (previous year: EUR336m) was based on solid business development and an outstanding profit contribution from our investment in Aventis CropScience amounting to EUR85m. This was partially offset by write-offs on venture-capital investments of EUR32m. Earnings per share rose to EUR2.11 compared to EUR1.70 in 2000.




Schering AG
The Executive Board
Berlin, February 2002
_________________________________________________________________________



Schering AG plans to raise dividend

Berlin, Germany, Feb.5, 2002; Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG (FSE: SCH, NYSE: SHR), announced today in connection with the release of the preliminary results, that the Executive Board will propose a dividend of EUR 0.83 per share to the Supervisory Board and the shareholders at the Annual General Meeting on April 12, 2002. This equals an increase of 24 per cent compared to 2000.

Dr. Erlen said, "The substantial increase of our dividend is a signal of our confidence in the future. We continue our shareholder oriented policy. We want our shareholders to participate in the company's success directly." The dividend of Schering AG in 2000 was EUR 0.67 plus a special bonus dividend of EUR 0.33. In November 2001 Schering had indicated at its Autumn press conference that the dividend should reach at least EUR 0.80.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:

Dr Friedrich von Heyl - Business and Financial Communication: Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46; eMail: friedrich.vonheyl@schering.de
Peter Vogt - Investor Relations: Tel.: +49-30-468 128 38; Fax: +49-30-468
166 46;
eMail: peter.vogt@schering.de